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Associated Estates
Great Living – It's What We Do®

<u>NEWS RELEASE</u>

For Immediate Release

Release Date: April 20, 2015

Associated Estates Sends Letter to Shareholders
Detailing Why Land and Buildings' Nominees are Unfit to Serve on the Company's Board

Reiterates Associated Estates' Track Record of Success
and Board's Singular Focus on Acting in the Best Interests of All Shareholders

Urges Shareholders to Protect the Present and Future Value of their Investment by Voting the <u>WHITE</u> Proxy Card <u>FOR</u> All of the Company's Highly Qualified Director Nominees

CLEVELAND, April 20, 2015 – Associated Estates Realty Corporation (NYSE, NASDAQ: AEC) today announced that the Company's Board of Directors is mailing a letter to Associated Estates shareholders in connection with the Company's 2015 Annual Meeting.

The full text of the letter is below:

April 20, 2015

Dear Fellow Associated Estates Shareholder:

Associated Estates will hold its Annual Meeting of Shareholders on Friday, May 22, 2015. Whether or not you plan to attend the Annual Meeting in person, your vote is extremely important and we encourage you to get your vote in as soon as possible.

By voting the **WHITE** proxy card, you are making the clear choice to support a Board of Directors that has and will continue to act in your best interests as a shareholder. Change is already well underway at Associated Estates. Don't allow Land and Buildings into your Company's boardroom, to become a disruptive hindrance to the progress being made and advance its own self-serving agenda. We urge you to vote the **WHITE** proxy card **FOR** the Company's experienced and highly qualified director nominees: Douglas Crocker II, Jon A. Fosheim, Jeffrey I. Friedman, John S. Gates, Jr., Michael E. Gibbons, James J. Sanfilippo, James A. Schoff and Richard T. Schwarz. The Company's nominees are laser focused on driving value for ALL shareholders, not just a handful of investors with an agenda that may be contrary to the good of all.

WE BELIEVE THAT JONATHAN LITT, SCOT SELLERS AND CHARLES ELSON
ARE STRETCHED TOO THIN AND UNFIT TO SERVE ON ASSOCIATED ESTATES' BOARD

Your Board believes the Company's directors must at all times be committed to acting in the best interest of you, the Company's true owners, the shareholders of Associated Estates. Shareholders should be troubled by the fact that Land and Buildings is simultaneously running highly public activist campaigns at two other companies. We believe shareholders should question how committed Jonathan Litt and his nominees are to Associated Estates, and how engaged they would be if elected to the Board. Having spread its limited resources over numerous other active campaigns, and given the fact that Land and Buildings has offered no concrete suggestions as to how Associated Estates might further enhance value for shareholders, we believe it's clear that Jonathan Litt, Scot Sellers and Charles Elson are overcommitted and unfit to serve on the Associated Estates Board.

Jonathan Litt – Actions we believe are ethically and legally questionable make him unfit to serve as a director

Given Land and Buildings' ongoing campaigns against MGM and Macerich, we believe Associated Estates has become something of an afterthought for Mr. Litt. Now that the Company has proactively implemented most of the changes suggested by Land and Buildings at the outset of its campaign in 2014, we question whether Mr. Litt is simply continuing this campaign primarily to generate additional publicity for himself and his firm. Mr. Litt remains a new and unproven activist, having never before run a proxy contest through to a shareholder meeting, and we believe it is increasingly clear his approach to investing and activism are not compatible with a sustained focus on long-term value creation. Shareholders deserve directors whose focus and commitment are directed at driving value at Associated Estates, not garnering publicity to attract investors and capital so they can undertake larger and larger activist campaigns.

Further, Mr. Litt's past actions at Land and Buildings prove, in our opinion, that he lacks integrity and cannot be trusted to put shareholders' interests ahead of his own:

Mr. Litt's actions as a director on the Mack-Cali Board underscore his lack of discretion and focus on self-promotion:

- While serving as a director on the Board of Directors of Mack-Cali Realty Corporation, Mr. Litt published two real estate outlook letters touting Mack-Cali as a "Must Own" real estate stock for the second and third quarters of 2014.[1]

- However, Mr. Litt failed to disclose in those reports that he was a sitting director of Mack-Cali, that he was privy to material, non-public information as result of his position as a director or that he owed fiduciary duties to Mack-Cali shareholders.

- At the end of 2014, in an apparent attempt to "erase history" and conceal his past transgressions, Mr. Litt deleted Mack-Cali from his historical list of "Must Own" stocks for the second and third quarters of 2014, without any explanation whatsoever.[2]

As always, actions speak louder than words. We believe Mr. Litt's actions indicate that he is a man solely motivated by personal interests without regard for good corporate governance, transparent disclosure or the avoidance of conflicts of interest. We do not believe that these actions evidence the characteristics of a person qualified to sit on the Board of Associated Estates or any public company. What is good for a non-public hedge fund is most definitely not always good for the shareholders of the public companies targeted.

Scot Sellers – Conflicted, overcommitted, and unwilling to work cooperatively if elected

- Glaring conflict of interest calls into question his real motivation for seeking election to the Associated Estates Board: Mr. Sellers currently serves on the board of The Irvine Company, an owner of apartments in Orange County, CA. As previously disclosed, Associated Estates has identified and is pursuing numerous growth initiatives in California. Given his role on the board of The Irvine Company, your Board believes that Mr. Sellers would have an irreconcilable conflict of interest if elected to the Board of Associated Estates. Further, the Board questions whether his true objective is to squelch competition, to force divestitures or the outright sale of the Company.

- Mr. Sellers is already spread too thin: On April 15, 2015, Land and Buildings disclosed that it is seeking the appointment Scot Sellers as Chairman of the Board of Directors at Macerich. If Mr. Sellers were to be appointed as Chairman of a multibillion dollar mall REIT – in addition to serving on the boards of The Irvine Company and The Howard Hughes Corporation – how much time do you think he would dedicate to Associated Estates?

---

[1] *See* Land and Buildings' Commercial Real Estate Outlooks entitled "2Q14 Update: "Must Own" Real Estate Stocks" and "3Q14 Update: "Must Own" Real Estate Stocks," each available at http://landandbuildings.com/letters.

[2] *See* Figure 2 of Land and Buildings' Commercial Real Estate Outlook entitled "4Q14 Update: "Must Own" Real Estate Stocks," available at http://landandbuildings.com/letters.

- Unwillingness to work collaboratively with other board members should disqualify Scot Sellers: When Mr. Friedman suggested that Mr. Sellers join the Associated Estates Board at the same time as Doug Crocker, Mr. Sellers told Mr. Friedman that he was unwilling and unable to work with Mr. Crocker, noting that "there isn't a boardroom big enough for me and Doug Crocker." You deserve directors who are willing to work together to create value, not ones who are, by their own admission, unable to work together in the same room. Further, given Mr. Litt's prior knowledge of this sentiment, we believe his inclusion of Mr. Sellers on his short slate of director candidates demonstrates a lack of self-awareness and a failure to understand the importance of working constructively in the boardroom and the fiduciary responsibilities of Board members.

"…there isn't a board room big enough for me and Doug Crocker ."

Scot Sellers
Land and Buildings Director Nominee

Mr. Sellers' existing relationship with The Irvine Company, his stated unwillingness to work with the Associated Estates Board, and his ongoing effort to seize the Chairman role at The Macerich Company highlight what we believe is an obvious fact: Mr. Sellers' appointment would jeopardize your investment and be destructive to the effectiveness of your Board.

Charles Elson – Over-boarded and distracted

- Mr. Elson already has two jobs…Could he possibly devote the time necessary to Associated Estates if elected to serve?: Mr. Elson is currently employed by the University of Delaware, where he serves as a professor and as the director of the Center for Corporate Governance. He is also employed, as Counsel, by Holland & Knight LLP, a Florida based law firm.

- Mr. Elson also serves on the boards of three other publicly traded companies, and is regularly nominated by shareholder activists: Beyond his full-time employment, Mr. Elson currently serves on the boards of three public companies – Sunbeam Products, HEALTHSOUTH Corp. and Bob Evans Farms, a company he joined as a nominee of the activist hedge fund Sandell Asset Management. These directorships are in addition to serving on the boards of two private companies and multiple advisory boards. While we respect Mr. Elson's academic credentials, his litany of commitments calls into question how dedicated Mr. Elson would be to Associated Estates and its shareholders.

While Mr. Elson is a well-respected academic, we believe he is clearly overextended. Associated Estates is already taking the right steps to further implement and maintain corporate governance best practices. Given his extensive commitments and the fact that change is already underway at Associated Estates, we believe that Mr. Elson's specialized skill set is not needed in your boardroom and, if elected, Mr. Elson may be unable to devote the time required to Associated Estates.

LAND AND BUILDINGS IS A CALCULATING, SHORT-TERM ORIENTED, ACTIVIST HEDGE FUND WITH AN UNDEFINED PLAN, WHOM WE BELIEVE WOULD ADD NO VALUE

In our view:

☒ Aside from its desire to replace up to three of our highly qualified, committed independent directors with new candidates who seemingly lack the focus and commitment to be suitable replacements, Land and Buildings has put forth NO plan to grow Associated Estates or create long-term shareholder value.

☒ Even after the Company's independent directors' and management teams' numerous meetings and conversations with Mr. Litt, Land and Buildings has still not specified any strategic or financial changes it might seek to implement if any of its nominees are elected to the Associated Estates Board. To the contrary, it has implied a "blue chip premium" that is not factually supported and presented false and misleading statements about Associated Estates' current operations, implying that Mr. Litt can somehow harvest some theoretical low hanging fruit.

☒ Considering its lack of a defined path forward for Associated Estates, it is unsurprising – but still disappointing – that Land and Buildings is calling for additional changes to the Board of Directors rather than providing any semblance of a substantive plan or offering constructive views on how to enhance Associated Estates' strategy or operations. Change for change's sake is not a strategy for creating shareholder value, but could very well be a recipe for value destruction.

☒ Given the diversity, experience and qualifications of your Board's eight director nominees, Land and Building's slate adds no relevant skills or expertise that are not already fully represented on the Board.

In light of your Board and management team's repeated attempts to work constructively with Land and Buildings to reach an amicable solution, the Company strongly believes that the election of ALL of Associated Estates' director candidates is in the best interests of shareholders and that allowing Land and Buildings into the Boardroom could hinder the good and measurable progress being made at Associated Estates.

Your incumbent Board has a record of superior long-term performance and value creation, and is on the right track to continue delivering the industry leading returns that have set Associated Estates apart from its peers. Don't allow Jonathan Litt, Scot Sellers and Land and Buildings to muscle their way onto your Board and reverse the progress already being made. We urge shareholders to ignore Land and Buildings' disruptive, distracting and questionable approach, and to vote on the **WHITE** proxy card **FOR** all of the Associated Estates Board nominees to help the company continue delivering long-term value creation.

VOTE FOR THE REFRESHED BOARD AND MANAGEMENT TEAM THAT ARE COMMITTED TO ACTING IN THE BEST INTERESTS OF ALL ASSOCIATED ESTATES SHAREHOLDERS

☑ Your Board and management team have delivered industry leading shareholder returns over the past ten years, generating returns of approximately 195%, compared to an average of approximately 138% for the multifamily sector and approximately 98% for the RMS REIT index over the same time period.

☑ Your Board has increased the Company's quarterly cash dividend twice since August 1, 2014 – for a total increase of 10% last year. Even while accelerating the return of capital to shareholders, Associated Estates has maintained one of the most conservative payout ratios in the multifamily sector.

☑ Your Board has proactively implemented significant enhancements to the Company's corporate governance profile, including substantially reconstituting the Board, eliminating the shareholder rights plan, eliminating the Executive Committee of the Board and seeking shareholder approval at the 2015 Annual Meeting to eliminate the Company's 4.0% share ownership limit.

☑ Your Board is knowledgeable, objective, engaged and responsive to the views of all shareholders. The Board's Finance and Planning Committee, which is composed entirely of independent Directors, is undertaking a thorough and impartial review of the business. The Committee is considering a wide range of potentially value enhancing alternatives and expects to conclude the review in the coming weeks, in advance of the Annual Meeting.

☑ Your Board consists of proven and qualified leaders with extensive REIT, financial and executive leadership experience and is well-suited to continue to design and oversee management's execution of the Company's strategy for the benefit of ALL Associated Estates shareholders.

With the additions of Messrs. Crocker, Fosheim and Gates to the Associated Estates slate of director candidates, the Company's Board would consist of eight directors, seven of whom are independent and three of whom have joined the Board since December 29, 2014. With a refreshed Board and significant changes underway at the Company, we are confident Messrs. Crocker, Fosheim and Gates will serve as additional strong, independent leaders on the Company's Board and help usher in a renewed era of even greater shareholder value creation at Associated Estates.

Equally important, the Company's incumbent Board members (including Messrs. Gibbons, Schoff and Schwarz who have been targeted for removal by Land and Buildings) are focused, highly qualified and open minded directors with significant institutional knowledge of the Company, a critical component of a well-functioning boardroom. Over the past ten years, they have overseen a very successful and prosperous time at Associated Estates. We believe that jettisoning their experience, dedication and focus on the interests of all shareholders in exchange for a seemingly overextended dissident slate that has limited knowledge of, and no plan for, Associated Estates would impair the productivity and effectiveness of your Board and hinder its ability to create value for you, our shareholders.

**SHAREHOLDERS CONTINUE TO VOICE THEIR SUPPORT FOR
THE ASSOCIATED ESTATES BOARD AND MANAGEMENT TEAM**

Over the last several weeks, members of the Board, including our two newly appointed directors, Douglas Crocker II and Jon A. Fosheim, along with John S. Gates, Jr., our nominee for the proposed eighth Board seat, have met with many Associated Estates shareholders to discuss the Company's position and plans to continue delivering strong performance for years to come. In these meetings, we have received positive feedback regarding our recent progress and the numerous actions the Board is taking to ensure the Company is positioned for even greater success. We are pleased that so many of our shareholders support the changes being made at Associated Estates and remain confident our Board and management team are on the right track.

We will continue to meet with shareholders and solicit their input regarding Associated Estates in the weeks and months ahead. Your Board remains committed to listening to and being responsive to the views of all Associated Estates shareholders.

**PROTECT THE VALUE OF YOUR INVESTMENT AND
VOTE THE WHITE PROXY CARD TODAY!**

We urge you to protect the value of your investment by voting the **WHITE** proxy card today **FOR** the Company's experienced and highly qualified director nominees.

Your vote is extremely important, no matter how many or how few shares you own. We urge you to vote today by telephone, online, or by signing and dating the enclosed **WHITE** proxy card and returning it in the postage-paid envelope provided.

Thank you for your continued support. We look forward to further communicating with you as we approach the Annual Meeting.

Sincerely,

/s/ Jeffrey I. Friedman
Chairman, President and Chief Executive Officer

If you have questions or need assistance voting your shares please contact:



105 Madison Avenue
New York, New York 10016
AEC@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free (800) 322-2885

About Associated Estates
Associated Estates is a real estate investment trust and a member of the S&P 600, Russell 2000, and MSCI US REIT Indices. The Company is headquartered in Richmond Heights, Ohio. Associated Estates' portfolio consists of 56 apartment communities containing 15,004 units located in 10 states, which include two committed acquisitions with 681 units that are being managed during lease-up and five apartment communities with 1,446 units in various stages of active development. For more information about the Company, please visit its website at www.associatedestates.com.

Safe Harbor Statement
This news release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on certain assumptions, as well as current expectations, estimates, projections, judgments and knowledge of management, all of which are subject to risks, trends and uncertainties that could cause actual results to vary from those projected. Factors which may cause the Company's actual results or performance to differ materially from those contemplated by forward-looking statements include, without limitation, those described under the heading "Risk Factors" in the Company's Annual Report on Form 10-K and in other filings with the U.S. Securities and Exchange Commission (the "SEC"), and the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned by the Company; competition from other available multifamily units, single family units available for rental or purchase, and changes in market rental rates; the failure of development projects or redevelopment activities to achieve expected results due to, among other causes, construction and contracting risks, unanticipated increases in materials and/or labor, and delays in project completion and/or lease-up that result in increased costs and/or reduce the profitability of a completed project; losses resulting from property damage or personal injury that are not insured; results of litigation involving the Company; the cost, disruption and diversion of management's attention associated with campaigns commenced by activist investors seeking to influence the Company to take particular actions favored by the activist or gain representation on the Company's Board of Directors; information security breaches and other disruptions that could compromise our information and expose us to business interruption, increased costs, liability and reputational damage; and risks associated with property acquisitions and dispositions, such as failure to achieve expected results. In regard to the business review the Company is undertaking, there will be no updates until the review is complete and there is no set timeframe for completion. Readers should carefully review the Company's Annual Report on Form 10-K for the year ended December 31, 2014, and the other documents the Company files from time to time with the SEC. These forward-looking statements reflect management's judgment as of this date, and the Company assumes no obligation to revise or update them to reflect future developments or circumstances.

Important Additional Information
Associated Estates, its directors and certain of its executive officers will be deemed to be participants in the solicitation of proxies from Associated Estates shareholders in connection with the matters to be considered at Associated Estates' 2015 Annual Meeting. Associated Estates filed a proxy statement with the SEC on April 3, 2015 in connection with any such solicitation of proxies from Associated Estates shareholders. ASSOCIATED ESTATES SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Information regarding the ownership of Associated Estates' directors and executive officers in Associated Estates shares, restricted shares and options is included in their SEC filings on Forms 3, 4 and 5. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with Associated Estates' 2015 Annual Meeting. Information can also be found in Associated Estates' Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 18, 2015, and Associated Estates' definitive proxy statement on Schedule 14A, filed with the SEC on April 3, 2015. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Associated Estates with the SEC for no charge at the SEC's website at www.sec.gov. Copies will also be available at no charge at Associated Estates' website at www.associatedestates.com or by contacting Jeremy Goldberg, Vice President of Corporate Finance and Investor Relations at (216) 797-8715.

# # #

For more information, please contact:

Company Contact	Investor Contact	Media Contact
Jeremy Goldberg	Dan Burch and Bob Marese	Andrew Siegel and Jon Keehner
(216) 797-8715	MacKenzie Partners	Joele Frank, Wilkinson Brimmer Katcher
	(212) 929-5500	(212) 355-4449